

Mail Stop 4631

July 5, 2016

Mr. Francis Bok
Chief Financial Officer
Sancon Resources Recovery, Inc.
602 Nan Fung Tower, Suite 6/F
88 Connaught Road Central
Central District, Hong Kong

> **Re:** **Sancon Resources Recovery, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed June 10, 2016**
> **Form 10-Q for the Quarter Ended March 31, 2016**
> **Filed June 13, 2016**
> **File No. 0-50760**

Dear Mr. Bok:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Forward Looking Statements, Page 3

1.   We note your reference to the Private Securities Litigation Reform Act of 1995 (PSLRA). Please revise your filing to eliminate the reference to the PSLRA as the provisions therein do not apply to statements made by penny stock issuers. Refer to Section 21E of the Securities Exchange Act. Please note this comment applies equally to periodic reports filed on Form 10-Q.

Item 4, Page 6

2.   Please revise this section to relate to mine safety disclosure. See the instruction to Item 4 of Form 10-K. Please note this comment applies equally to periodic reports filed on Form 10-Q.

Management's Discussion and Analysis of Financial Condition and Results of Operations

3.   We note that on page 7 you refer readers to the risk factors disclosed under Item 1A. We further note that there is no risk factor disclosure provided under Item 1A due to the disclosure exemption you claim as a SRC. Please revise your filing to remove the reference to Item 1A on page 7.

Controls and Procedures, Page 11

4.   Please revise you filing to identify which COSO framework you used to evaluate the effectiveness of the company's internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

Audit Opinion, Page F-2

5.   We note that your audit report refers to the financial statements as of and for the year ended December 31, 2015. Please amend your filing to include an audit report that covers all periods presented.

Note 6 – Income Taxes, Page F-9

6.   You state that no valuation allowance is recorded against the deferred tax asset as of December 31, 2015 and 2014. However, it appears from the net deferred tax assets table on page F-9 that a full valuation allowance has been provided for the deferred tax asset. Please reconcile the disclosures.

Form 10-Q for the Year Ended March 31, 2016

Item 4T, Page 13

7.   We note your inclusion of Item 4T as opposed to Item 4 within your Form 10-Q. Please note that Item 4T expired on June 30, 2010. Please remove references in future Form 10-Q filings to Item 4T and any related disclosures and refer to and comply with Item 4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or me at (202) 551-3768 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction